SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934
Advanced Biotherapy, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
00750J100
(CUSIP Number)
Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
280 Landmeier Road
Elk Grove Village, Illinois 60007
(847) 437-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 3, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	00750J100

1	NAMES OF REPORTING PERSONS. Lime Energy Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,169,821,940

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,169,821,940

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,169,821,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Advanced Biotherapy, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive offices of the Company are located at 227 West Monroe, Suite 3900, Chicago, Illinois 60606. Item 2. Identity and Background
Item 2. Identity and Background
     This Schedule 13D is being filed by Lime Energy Co. (“Lime”), a corporation organized under the laws of the State of Delaware. Lime’s principal business is providing energy efficiency products and services. Lime’s principal business address and office is located at 1280 Landmeier Road, Elk Grove Village, Illinois 60007.
     (a) – (c); (f) The name, business address, present principal occupation or employment, and the name and principal business or any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Lime is set forth in Schedule I attached hereto. Each person listed in Schedule I is a citizen of the United States.
     (d) – (e) During the last five years, neither Lime nor, to the knowledge of Lime, have any of the persons listed on Schedule I, (i) been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On March 3, 2009, Lime exchanged 2,252,341 shares of its common stock for 1,060,421,884 shares of the Company’s Common Stock held by stockholders of the Company (the “Sellers”) representing approximately 90.8% of the Company’s issued and outstanding shares, pursuant to a Stock Purchase Agreement dated November 18, 2008 (the “Stock Purchase Agreement”). Lime then completed a short-form merger in which it merged the Company with and into a newly formed merger subsidiary, with the merger subsidiary remaining as the surviving entity. Lime will exchange all remaining shares of the Company’s Common Stock for shares of Lime’s common stock at the rate of 0.002124 of a share of the Lime’s common stock for each share of the Company’s Common Stock, pursuant to a Form S-4 registration statement (reg. no. 333-156924) that was declared effective by the Securities and Exchange Commission on February 6, 2009. The description of the Stock Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is incorporated by reference to Exhibit 1 hereto and each subsequent amendment to the Stock Purchase Agreement which are incorporated by reference to Exhibit 2 and 3 hereto.
Item 4. Purpose of Transaction
     The purpose of the acquisition of the Company by Lime was for Lime to obtain access to the Company’s assets, including approximately $7.4 million of cash, an $800,000 note receivable and a

Revolving Credit Note issued by the Lime that had an outstanding balance of approximately $52,000. Lime has cancelled the Revolving Credit Note and does not plan to continue to operate the Company as a going concern after the closing.
     Richard P. Kiphart, one of the Sellers, was the beneficial owner of more than 80% of the shares of the Company and served as its Chairman, on one hand, and, after the closing of the purchase and the merger, is the beneficial owner of approximately 40% of the shares of Lime and serves as its Chairman, on the other hand. David Valentine is also a shareholder and director of Lime and was a shareholder and director of the Company. Christopher Capps, a former shareholder, director and the President and CEO of the Company, was elected to the Board of Directors of Lime pursuant to a provision in the Stock Purchase Agreement.
     Following the short-form merger, the registration of the Company’s common stock was terminated under the Securities Exchange Act and the common stock is no longer publicly traded on the OTC Bulletin Board or elsewhere.
     Pursuant to the terms of the Stock Purchase Agreement, Lime elected the former President and CEO of the Company to Lime’s board of directors.
This document does not constitute an offer to sell any securities. Lime has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission and has mailed an information statements/prospectus to the Company’s and Lime’s shareholders. The Company’s and Lime’s shareholders are urged to read the information statement/prospectus and other related documents filed with the Securities and Exchange Commission because they contain important information about the acquisition of the Company. Security holders may obtain free copies of the joint information statement/prospectus and other documents filed with the Securities and Exchange Commission through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the information statement/prospectus and other documents filed with the Securities and Exchange Commission can also be obtained on Lime’s website at www.lime-energy.com or by calling 847-437-1666.
     Except as set forth above, neither Lime nor, to the knowledge of Lime, any of the persons named on Schedule I, have any plans or proposals that would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) and (b) As a result of the acquisition of the Company, Lime beneficially owns 100% of the issued and outstanding stock of the Company and has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of all such securities.
     (c) Except as described in Item 4 hereof, no transactions in the Company’s Common Stock were effected by Lime, or to the knowledge of Lime, any of the persons listed on Schedule I hereto, during the past 60 days.
     (d) and (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Kiphart is a director and Chairman of Lime and its largest shareholder, and he is also a director and Chairman of the Company and its largest shareholder. Mr. Valentine is also a director and stockholder of both Lime and the Company. Mr. Valentine and Mr. Kiphart are parties to the Stock Purchase Agreement. Lime has agreed to pay the legal fees of Mr. Kiphart in his capacity as the representative of the Sellers under the Stock Purchase Agreement.
     Except as set forth in this Schedule 13D, to the knowledge of Lime, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to be Filed as Exhibits
     Exhibit 1 — Stock Purchase Agreement dated as of November 18, 2008 by and among Lime Energy Co. and certain stockholders of Advanced Biotherapy, Inc (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K of Lime Energy Co. filed on November 18, 2008 with the Securities and Exchange Commission).
     Exhibit 2 — Amendment to the Stock Purchase Agreement dated December 31, 2008 by and between Lime Energy Co. and the Sellers’ Representative of Advanced Biotherapy, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Lime Energy Co. filed on January 6, 2009 with the Securities and Exchange Commission).
     Exhibit 3 — Amendment to the Stock Purchase Agreement dated January 16, 2009 by and between Lime Energy Co. and the Sellers’ Representative of Advanced Biotherapy, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Lime Energy Co. filed on January 21, 2009 with the Securities and Exchange Commission).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2009
LIME ENERGY CO.

By:	/s/ Jeffrey R. Mistarz
	Name:	Jeffrey R. Mistarz
	Title:	Chief Executive Officer

Schedule I
Executive Officers and Directors of
Lime Energy Co.

Name, Address and
Name of Executive			Principal Business of
Officer or Director	Business Address	Principal Occupation	Employer
David R. Asplund	Lime Energy Co. 1280 Landmeier Road Elk Grove Village, IL 60007	Chief Executive Officer and a Director of Lime Energy Co.	Lime Energy Co. 1280 Landmeier Road Elk Grove Village, IL 60007

Daniel W. Parke	Lime Energy Co. 1280 Landmeier Road Elk Grove Village, IL 60007	President, Chief Operating Officer and a Director of Lime Energy Co.	Lime Energy Co. 1280 Landmeier Road Elk Grove Village, IL 60007

Jeffrey R. Mistarz	Lime Energy Co. 1280 Landmeier Road Elk Grove Village, IL 60007	Chief Financial Officer of Lime Energy Co.	Lime Energy Co. 1280 Landmeier Road Elk Grove Village, IL 60007

Richard Kiphart Chairman of the Board of Directors	William Blair & Company 222 West Adams Street Chicago, IL 60606	Principal of William Blair & Company	William Blair & Company 222 West Adams Street Chicago, IL 60606 William Blair is a broker dealer and investment adviser

Gregory T. Barnum Director	Datalink Corporation 8170 Upland Circle Chanhassen, MN 55317	VP of Finance and CFO of Datalink Corporation	Datalink Corporation 8170 Upland Circle Chanhassen, MN 55317

William R. Carey Director	CRD Capital 655 River Knoll Drive Marietta, GA 30067	Chairman of CRD Capital	CRD Capital 655 River Knoll Drive Marietta, GA 30067

Joseph F. Desmond Director	Northern Star Natural Gas 1001 Fannin, Suite 1700 Houston, TX 77002	Senior VP, External Affairs of Northern Star Natural Gas	Northern Star Natural Gas 1001 Fannin, Suite 1700 Houston, TX 77002

David W. Valentine Director	Victory Park Capital 227 West Monroe, Suite 3900	Senior Investment Professional	Victory Park Capital 227 West Monroe, Suite 3900
	Chicago, IL 60606		Chicago, IL 60606

Christopher W. Capps Director	KVG Partners 227 West Monroe, Suite 3900	President and Chief Executive Officer, KVG Partners	KVG Partners 227 West Monroe, Suite 3900
	Chicago, IL 60606		Chicago, IL 60606